Exhibit 12.1
JETBLUE AIRWAYS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratios)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Earnings:
Income before income taxes	$60	$86	$83	$135
Less: Capitalized interest	(4)	(2)	(7)	(4)
Add:
Fixed charges	68	70	132	139
Amortization of capitalized interest	1	—	2	1
Adjusted earnings	$125	$154	$210	$271
Fixed charges:
Interest expense	$40	$41	$79	$84
Amortization of debt costs	2	3	4	5
Rent expense representative of interest	26	26	49	50
Total fixed charges	$68	$70	$132	$139
Ratio of earnings to fixed charges	1.85	2.21	1.59	1.95